Exhibit (21).1



            SUBSIDIARIES OF SOUTH ALABAMA BANCORPORATION, INC.


(1)  The Bank of Mobile, organized under the laws of the State of Alabama.

(2) First National Bank, organized under the laws of the United States of America.

(3)  Monroe County Bank, organized under the laws of the State of Alabama.